Exhibit (a)(1)(L)

Sent:	September 9, 2013
From:	Sherman L. Black
To:	[Name]
Subject:	Expiration Date of Offer to Exchange Extended

We have extended the expiration date of our offer to eligible employees to exchange some or all of their outstanding eligible options for new options to be issued under our Second Amended and Restated 2007 Stock Incentive Plan to 1:00 p.m., Eastern Time, on September 18, 2013.

This extension will allow eligible employees additional time to determine whether to participate in the offer. If you wish to participate in the offer, you must submit an amended and restated personalized Election Form to optionexchange@rimage.com before the expiration of the offer, which is now 1:00 p.m., Eastern Time, on September 18, 2013.

Attached is a Supplement No. 2 dated September 9, 2013 which describes the extension of the expiration date and amends the information included in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated August 6, 2013 as supplemented by a Supplement dated August 20, 2013 (the “Amended Offer to Exchange”) relating to the offer to exchange.

This Supplement No. 2 should be read in conjunction with the Amended Offer to Exchange. Except for the changes described in the Supplement No. 2, all other terms of the Amended Offer to Exchange remain the same.

Best Regards,

Sherman L. Black
Chief Executive Officer

Attachments:

Supplement No. 2 dated September 9, 2013 to the Offer Exchange dated August 6, 2013 as supplemented by Supplement dated August 20, 2013